FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 21, 2023

Item 1

Banco Santander, S.A. (“Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Santander hereby announces that Tuesday, 28 February 2023, it will be holding an Investor Day in London, during which the Group Executive Chair, Ana Botín, the Chief Executive Officer, Héctor Grisi, and the Chief Financial Officer, José García Cantera, will present Santander Group's strategy and outlook. The Investor Day is scheduled to commence at 09:30 Madrid time/ 08:30 London time.

The documentation related to each presentation will be made public prior to its commencement through a communication to the CNMV and publication on the corporate website www.santander.com .

The audio recording of the above-mentioned presentations will be available on Santander corporate website at the end of the event.

Boadilla del Monte (Madrid), 21 February 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 21, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance